CYBERDEFENDER CORPORATION
617 West 7th Street, Suite 1000
Los Angeles, CA 90017

July 29, 2010

VIA EDGAR

Katherine Wray
Attorney Advisor
United States Securities and Exchange Commission
Division of Corporate Finance/Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:	CyberDefender Corporation
Registration Statement on Form S-3
Filed on June 30, 2010
File No. 333-167910

Post-Effective Amendment on Form S-3 to Registration Statement
on Form S-1
Filed on July 6, 2010
File No. 333-161790

Dear Ms. Wray:

This letter is in response to your letter dated July 26, 2010 relating to the above-referenced filings.  For your ease of reference, we have repeated your comments in this response.  Please note that this letter addresses the comments to the registration statement on Form S-3 only, as we wish to begin this offering as soon as possible.  Therefore, we have filed with this letter pre-effective amendment number 1 (the “Amendment”) to the registration statement on Form S-3.  We will address the comments relating to the post-effective amendment on Form S-3 to the registration statement on Form S-1 within the next 10 business days.

General

1.           We note that CyberDefender has a pending confidential treatment request submitted July 1, 2010 that relates to the agreement filed as Exhibit 10.52 to your registration statement and post-effective amendment.  Please be advised that all comments relating to this request will need to be resolved prior to effectiveness of the registration statement and the post-effective amendment.  Comments on the confidential treatment request, if any, will be provided under separate cover.

We understand that comments to our confidential treatment request must be resolved before the registration statement and post-effective amendment will be declared effective.

Katherine Wray
Attorney Advisor
United States Securities and Exchange Commission
July 29, 2010

2.           It appears that your current reports on Form 8-K filed on July 8, 2009, and January 20, 2010, may not have been timely field.  In this regard, we note the following:

•	your Form 8-K field on July 8, 2009 announced that Bing Liu resigned as a director of the company on June 30, 2009; and

•	your Form 8-K filed on January 20, 2010 announced that Bennet Van de Bunt resigned as a director, and Luc H. Vanhal was appointed as a director, in each case effective January 1, 2010.

In light of the foregoing, if you believe the company is eligible to use Form S-3 at this time, please provide an analysis explaining why you believe it meets the registrant requirements set forth in General Instructions I.A.3.(b) of Form S-3.

The Form 8-K filed on July 8, 2009 reporting Bing Liu’s resignation was filed at 5:40 ET on July 7, 2009.  In order to remove this delinquency as an impediment to the company’s eligibility to use Form S-3, and if required to do so in order for the staff to declare the Forms S-3 effective, the company is willing to withdraw and immediately re-file the Forms S-3, because more than 12 months has now passed since July 7, 2009.

The company believes that the Form 8-K filed on January 20, 2010 (with a date of January 19, 2010) announcing Bennet Van de Bunt’s resignation and Luc Vanhal’s appointment as a director was timely filed, but incorrectly reported the effective date of these events to be January 1, 2010.  Bennet Van de Bunt is, and Luc Vanhal was, the designee of GR Match LLC (“GRM”) pursuant to GRM’s right to appoint a director under the Media and Marketing Services Agreement, dated as of March 24, 2009, between GRM and the company.  GRM and the board intended Mr. Vanhal’s appointment and Mr. Van de Bunt’s resignation to be contemporaneous so that GRM would at all times have a designee on the board.  GRM had planned for this change of its director designee to be effective as of January 1, 2010, but a review of relevant e-mail correspondence indicates that management did not receive a fully executed unanimous written consent of the board effecting Mr. Vanhal’s appointment until January 19, 2010, which is the date of the report.  The company plans to amend this Form 8-K in order to clarify the fact that Mr. Vanhal’s appointment became effective upon full execution and delivery of the unanimous written consent of the board, which management received on January 19, 2010, and that Mr. Van de Bunt intended his resignation to coincide with Mr. Vanhal’s appointment.  The date of the report (January 19, 2010) will not change.

Incorporation of Certain Information by Reference

3.           It appears that you should specifically incorporate by reference into your registration statement on Form S-3 and your post-effective amendment on Form S-3 the following:

Katherine Wray
Attorney Advisor
United States Securities and Exchange Commission
July 29, 2010

•	your current reports filed on Form 8-K filed on January 20, 2010, March 22, 2010, March 25, 2010, May 27, 2010, and June 2, 2010, and

•	your Form 10-K/A filed on July 8, 2010.

See Item 12(a)(2) of Form S-3.  Please revise to incorporate by reference these and any other filings required pursuant to Item 12 of Form S-3.  When amending your filing, consider including a statement to the effect that all filings that you file pursuant to the Exchange Act after “the date of the registration statement and prior to effectiveness of the registration statement” shall be deemed to be incorporated by reference into the prospectus.  Refer to our Securities Act Forms Compliance and Disclosure Interpretations 123.05, available at http://www.sec.gove/divisions/corpfin/guidance/safinterp.htm.

We have revised the registration statement on Form S-3 as you requested.  Please see page 8 of the Amendment.

Registration Statement on Form S-3

General

4.           Please advise which transaction requirement you are relying on to use Form S-3 for this offering.  Refer to General Instruction I.B. to Form S-3.  If you are relying on General Instruction I.B.1., please demonstrate in your response letter how the company satisfies the requirement that the aggregate market value of its voting and non-voting common equity held by non-affiliates is $75 million or more.  Alternatively, if you are relying on General Instruction I.B.6. to use Form S-3, please provide the calculation required by General Instruction I.B.6.(a) on the outside front cover of the prospectus.  Refer to Instruction 7 to General Instruction I.B. of Form S-3.

We relied on General Instruction I.B.1. in determining if we were eligible to use Form S-3 for this offering.  As of June 17, 2010, the last sale price of our common stock was $4.51 and we had 19,234,719 shares in the public float, giving us an aggregate market value of voting and non-voting common equity held by non-affiliates of $86,748,583.

Calculation of Registration Fee

5.           Please revise the fee table to provide a “Total” row that states the maximum aggregate offering price of all the securities listed in the table and the amount of the registration fee.  In this regard, we note that the fee table currently suggests that the company is seeking to register only the offer and sale of up to $40,000,000 of warrants to purchase common stock.

Katherine Wray
Attorney Advisor
United States Securities and Exchange Commission
July 29, 2010

We have revised the fee table in the Amendment, as you requested.

Description of Securities to be Registered

Description of Debt Securities, page 6

6.           Please file the form of indenture for the debt securities being registered with a pre-effective amendment to your registration statement, as the indenture must be qualified at the time of effectiveness; or advise why you believe you are not required to do so.  See our Trust Indenture Act Compliance and Disclosure Interpretation 201.04, available at http://www.sec.gov/divisions/corpfin/guidance/tiainterp.htm.

We have decided that we will not offer or sell debt securities, therefore we have deleted any reference to those securities in the Amendment.

Exhibit 5.1, Opinion of Richardson & Patel LLP

7.           You indicate on page 7 of the prospectus that you expect that the debt securities being registered will be governed by the laws of the state of New York or the state of Delaware.  However, the legal opinion is limited to the General Corporation Law of the State of Delaware.  For debt securities being registered, counsel must opine on the laws of the state governing the indenture.  Accordingly, in connection with filing the form of indenture as an exhibit to your registration statement, please have counsel revise its opinion as necessary to ensure that its opinion as to whether the debt securities will constitute binding obligations of the company is give under the state law governing the indenture.  See Item 601(b)(5)(i) of Regulation S-K.

Because we have decided not to offer debt securities, we have asked Richardson & Patel LLP to provide us with a revised legal opinion.  The revised opinion is attached to the Amendment as Exhibit 5.

Finally, please note that we have modified the exhibit list and certain of the footnotes thereto.

In making this response we acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Katherine Wray
Attorney Advisor
United States Securities and Exchange Commission
July 29, 2010

•
CyberDefender Corporation may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that we have adequately addressed your comments.  If you have further comments, we ask that you forward a copy of them by facsimile to Kevin Friedmann, Esq. of Richardson & Patel LLP at (917) 591-6898.  Mr. Friedmann’s telephone number is (212) 561-5559.

We look forward to hearing from you shortly.

Very truly yours,

CyberDefender Corporation

By:	/s/ Kevin Harris
Kevin Harris, Chief Financial Officer